Exhibit 12.1

Century Communities, Inc.

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

The following table sets forth our ratio of earnings to fixed charges for the six months ended June 30, 2015 and 2014 and for the years ended December 31, 2014 and 2013.

	Six Months Ended June 30,		Year Ended December 31,
(Dollars in thousands)	2015	2014	2014	2013
Earnings	$28,596	$13,858	$33,530	$19,679
Fixed charges	$9,080	$3,642	$11,053	$1,183
Earnings to fixed charges	$3.15	$3.81	$3.03	$16.63

Earnings (Loss):
Income before income tax expense	$23,955	$13,246	$30,959	$18,073
Add: fixed charges	9,080	3,642	11,053	1,183
Less: capitalized interest	(8,890)	(3,558)	(10,848)	(1,098)
Add: amortization of previously capitalized interest	4,451	528	2,366	1,521
Total earnings	$28,596	$13,858	$33,530	$19,679

Fixed Charges:
Interest expense (1)	$6	$11	$26	$—
Interest component of rent expense	184	73	179	85
Capitalized interest	8,890	3,558	10,848	1,098
Total fixed charges	$9,080	$3,642	$11,053	$1,183

(1)	Excludes capitalized interest